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MAR 03 2008

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SECU 08029556 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-67137

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Founders Financial Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1020 Cromwell Bridge Road
(No. and Street)

Towson (City) MD (State) 21286 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Farnum, Jr. 410-308-9988 X225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey & Horning
(Name – *if individual, state last, first, middle name*)

910 Ridgebrook Road (Address) Sparks (City) MD (State) 21152 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R. Farnum, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Founders Financial Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Maureen R. Layne
Notary Public
Expires May 1, 2010
Baltimore County, MD

Signature

CFO/FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOUNDERS FINANCIAL SECURITIES, LLC

Financial Statements
Together with Independent Auditors' Report

For the Years Ended December 31, 2007 and 2006

FOUNDERS FINANCIAL SECURITIES, LLC

Table of Contents
December 31, 2007 and 2006

Independent Auditors' Report	1
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Member's Capital	4
Statements of Cash Flows	5
Notes to Financial Statements	6-9
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	10
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III – Information relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	13
Independent Auditors' Report on Internal Accounting Control	14-15

SC&H
STOUT, CAUSEY & HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT

To the Member of
Founders Financial Securities, LLC:

We have audited the accompanying balance sheets of Founders Financial Securities, LLC (a Maryland limited liability company) as of December 31, 2007 and 2006, and the related statements of operations, changes in member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Founders Financial Securities, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stout, Causey & Horning, P.A.

January 28, 2008

FOUNDERS FINANCIAL SECURITIES, LLC

Balance Sheets

As of December 31,		*2007*		*2006*
Assets				
Current Assets				
Cash and cash equivalents	$	381,326	$	362,828
Accounts receivable		244,848		161,327
Prepaid expenses		50,738		92,915
Total Current Assets		676,912		617,070
Property and Equipment, net		4,033		6,721
Other Assets		2,026		757
Total Assets	$	682,971	$	624,548
Liabilities and Member's Capital				
Current Liabilities				
Accounts payable and accrued expenses	$	353,516	$	400,278
Total Current Liabilities		353,516		400,278
Member's Capital		329,455		224,270
Total Liabilities and Member's Capital	$	682,971	$	624,548

The accompanying notes are an integral part of these financial statements.

FOUNDERS FINANCIAL SECURITIES, LLC

Statements of Operations

For the Years Ended December 31,		*2007*		*2006*
Revenues				
Commissions	$	6,988,582	$	1,430,759
Other fees		100		16,200
Total Revenues		6,988,682		1,446,959
Expenses				
Sales commissions		5,606,776		1,153,884
Professional fees		360,798		125,756
Salaries		306,721		132,067
Business development		136,560		5,174
Clearing		97,640		35,858
Insurance		67,010		22,554
Regulatory fees		35,356		37,835
Rent		16,996		3,620
Travel and entertainment		6,797		6,598
Supplies		6,478		6,859
Depreciation		2,688		1,344
Miscellaneous		24,677		45,508
Total Expenses		6,668,497		1,577,057
Operating Income (Loss)		320,185		(130,098)
Other Income		35,000		-
Net Income (Loss)	$	355,185	$	(130,098)

The accompanying notes are an integral part of these financial statements.

FOUNDERS FINANCIAL SECURITIES, LLC

Statements of Changes in Member's Capital
For the Years Ended December 31, 2007 and 2006

Member's Capital, December 31, 2005	$	62,780
Capital contributions		291,588
Net loss		(130,098)
Member's Capital, December 31, 2006		224,270
Distributions		(250,000)
Net income		355,185
Member's Capital, December 31, 2007	$	329,455

The accompanying notes are an integral part of these financial statements.

FOUNDERS FINANCIAL SECURITIES, LLC

Statements of Cash Flows

For the Years Ended December 31,	*2007*	*2006*
Cash Flows from Operating Activities		
Net income (loss)	$ 355,185	$ (130,098)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	2,688	1,344
Changes in operating assets and liabilities:		
Accounts receivable	(83,521)	(161,327)
Prepaid expenses	42,177	(92,915)
Other assets	(1,269)	(757)
Accounts payable and accrued expenses	(46,762)	400,278
Net Cash Provided by Operating Activities	268,498	16,525
Cash Flows from Investing Activities		
Purchases of property and equipment	-	(8,065)
Net Cash Used in Investing Activities	-	(8,065)
Cash Flows from Financing Activities		
Capital contributions	-	291,588
Capital distributions	(250,000)	-
Net Cash (Used In) Provided by Financing Activities	(250,000)	291,588
Net Increase in Cash and Cash Equivalents	18,498	300,048
Cash and Cash Equivalents, beginning of year	362,828	62,780
Cash and Cash Equivalents, end of year	$ 381,326	$ 362,828

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Founders Financial Securities, LLC ("the Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC"). The Company began operations in 2004 and became an approved broker-dealer on April 6, 2006. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), which came into existence as the result of the 2007 merger between the member regulatory operations of National Association of Securities Dealers, Inc. ("NASD") and NYSE Group, Inc., and is registered to do business in the United States of America. The Company's operations consist primarily of providing financial advisory and wealth management services. The Company will be dissolved upon the first of the following to occur: (1) December 31, 2054, or (2) any event causing the dissolution of the Company in accordance with the Maryland Limited Liability Company Act or the Operating Agreement.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of 90 days or less at the time of purchase to be cash equivalents.

The Company maintains its cash balances in various financial institutions. The balances in each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At various times, cash balances in an individual institution exceed the insured limit of $100,000. Management considers this to be a normal business risk.

Accounts Receivable

Accounts receivable is comprised of commission revenues earned but not received. The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectibility of accounts receivable. Based on historical collection experience and a review of current accounts receivable, the Company believes that all accounts receivable will be collected. Accordingly, an allowance for doubtful accounts has not been established.

Revenue Recognition

Commission revenue includes fees earned from fund companies and the clearing house who maintains all customer accounts on behalf of the Company.

All revenue is recognized upon the completion of the sale of securities or providing financial advisory services.

1. **DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.**

Property and Equipment

Property and equipment consists of computer equipment and is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful life of the assets, which is estimated to be three years.

Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed are reportable at the lower of the carrying amount or fair value, less costs to sell. As of December 31, 2007 and 2006, management does not believe any long-lived assets are impaired and has not identified any assets that are being held for disposal.

Comprehensive Income

The Company has adopted FASB Statement No. 130, *Reporting Comprehensive Income*. FASB No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. There are no items of comprehensive income that are not recognized in the accompanying statements of operations.

Income Taxes

No provision for income taxes is required since the Company is recognized as a limited liability company for federal and state income tax purposes. The Member reports the Company's taxable income or loss on its respective income tax return.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, :

	2007	2006
Computer equipment	$ 8,065	$ 8,065
Less: Accumulated depreciation	(4,032)	(1,344)
Property and equipment, net	$ 4,033	$ 6,721

Depreciation expense for the years ended December 31, 2007 and 2006 totaled $2,688 and $1,344, respectively.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital of $50,000 and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day, but as of December 31, 2007, the Company's net capital was $272,658 and its ratio of indebtedness to net capital was 1.30 to 1. As of December 31, 2006, the Company's net capital was $123,877 and its ratio of indebtedness to net capital was 3.23 to 1.

4. EXEMPTION FROM RULE 15c3-3

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

5. CONCENTRATIONS

During the year ended December 31, 2007, four fund companies accounted for 17%, 15%, 12% and 11% of total revenues. During the year ended December 31, 2006, three fund companies accounted for 26%, 23% and 18% of total revenues.

6. RELATED PARTIES

Certain members of management of the Company are employed by related party companies and are leased to Founders Financial Securities, LLC. These parties are related to the Company by common ownership. For the years ended December 31, 2007 and 2006, salaries, related taxes and fringes allocated from the related parties totaled $306,721 and $132,067, respectively. Shared expenses allocated to these related companies totaled $25,439 and $8,730, respectively, for the years ended December 31, 2007 and 2006.

7. LEASE COMMITMENTS

The Company leases office space from a related party sharing common ownership expiring December 31, 2011, which requires monthly payments of $1,416 and is renewable for three successive one year terms.

The future minimum lease payments required under the terms of the above operating lease are as follows:

2008	$ 16,996
2009	16,996
2010	16,996
2011	16,996
	$ 67,984

Rent expense totaled $16,996 and $3,620 for the years ended December 31, 2007 and 2006, respectively.

SC&H
STOUT, CAUSEY & HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member of Founders
Financial Securities, LLC:

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stout, Causey & Horning, P.A.

January 28, 2008

FOUNDERS FINANCIAL SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I

As of December 31,		*2007*		*2006*
Net Capital:				
Member's Capital	$	329,455	$	224,270
Deductions and/or Charges:				
a. Non-allowable assets -				
Prepaid expenses		50,738		92,915
Property and equipment, net		4,033		6,721
Other assets		2,026		757
Net Capital	$	272,658	$	123,877
Computation of Aggregate Indebtedness:				
Items included in the statements of financial condition:				
Accounts payable and accrued expenses	$	353,516		400,278
Total Aggregate Indebtedness	$	353,516	$	400,278
Computation of Basic Net Capital Requirement:				
Minimum net capital required (Under SEC Rule 15c3-1)	$	50,000		50,000
Surplus of net capital	$	222,658		73,877
Ratio: Aggregate Indebtedness to Net Capital		1.30		3.23
Reconciliation with Company's Computation:				
(Included in Focus Report - Part II as of December 31, 2007 and 2006)				
Net Capital, as reported in Company's Part II (unaudited) Focus Report	$	272,658		137,410
Accrual recorded after Focus Report but before issuance of financial statement		-		(13,533)
Net Capital Per Above	$	272,658	$	123,877

See independent auditors' report on supplementary information.

SC&H
STOUT, CAUSEY & HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

**FOUNDERS FINANCIAL SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2007**

SCHEDULE II

As of December 31, 2007, Founders Financial Securities, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2007, Founders Financial Securities, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

SC&H

STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

FOUNDERS FINANCIAL SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2007

SCHEDULE III

As of December 31, 2007, Founders Financial Securities, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2007 Founders Financial Securities, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

SC&H

STOUT, CAUSEY &
HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2007**

To the Member of Founders
Financial Securities, LLC:

In planning and performing our audit of the financial statements of Founders Financial Securities, LLC (the "Company"), for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions were executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.

January 28, 2008

END